UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

 The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	MainStay DefinedTerm Municipal High Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

51 Madison Avenue
New York, New York 10010

Telephone Number:	212-576-7000

Name and Address of Agent for Service of Process:

J. Kevin Gao
New York Life Investment Management LLC
169 Lackawanna Avenue
Parsippany, NJ 07054

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]    NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Parsippany, State of New Jersey, on the 25th  day of April, 2011.

MainStay DefinedTerm Municipal High
Income Fund

By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President and Principal Executive Officer

Attest:

/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer